

Mail Stop 3561

February 23, 2018

Susan Panuccio
Chief Financial Officer
News Corporation
1211 Avenue of the Americas
New York, New York 10036

      **Re: News Corporation
Form 10-K for the Fiscal Year Ended June 30, 2017
Filed August 14, 2017
File No. 001-35769**

Dear Ms. Panuccio:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Melissa Raminpour

        Melissa Raminpour
        Branch Chief
        Office of Transportation and Leisure